Exhibit 99.1

EXECUTION VERSION

STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES F PREFERRED STOCK OF COSTAMARE INC.

                             COSTAMARE INC., a corporation organized and existing under the Business Corporations Act of the Republic of the Marshall Islands (the “Company”), in accordance with the provisions of Section 35 thereof and the Company’s Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) do hereby certify:

1.          That pursuant to the authority conferred by the Company’s Articles of Incorporation, the Company’s Board of Directors (the “Board”) on October 15, 2025 adopted the following resolution designating and prescribing the relative rights, preferences and privileges of the Company’s Series F Preferred Stock:

RESOLVED, that pursuant to the authority vested in the Board by the Articles of Incorporation, the Board hereby establishes a series of preferred stock, par value U.S. $0.0001 per share, and fixes the designation and certain voting and other powers, preferences and other special rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, as follows:

Section 1.  Designation and Amount.  The shares of such series shall be designated as “Series F Preferred Stock”.  The Series F Preferred Stock shall have a par value of U.S. $0.0001 per share, and the number of shares constituting such series shall initially be 50,000, which number the Board may from time to time increase or decrease (but not below the number then outstanding).

Section 2.  Proportional Adjustment.  In the event the Company shall at any time after the issuance of any share or shares of Series F Preferred Stock (i) declare any dividend on the common stock of the Company, par value U.S. $0.0001 per share (the “Common Stock”), payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Company shall simultaneously effect a proportional adjustment to the number of outstanding shares of Series F Preferred Stock.

Section 3.  Dividends and Distributions.  Subject to Section 6, the Series F Preferred Stock shall not have dividend or distribution rights.

Section 4.  Voting Rights.  The holders of shares of Series F Preferred Stock shall have the following voting rights:

(a)          Each share of Series F Preferred Stock shall entitle the holder thereof to 50,000 votes on all matters submitted to a vote of the shareholders of the Company.

(b)          Except as otherwise provided herein or required by law, the holders of shares of Series F Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Company.

(c)          Except as otherwise provided herein or required by law, holders of Series F Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 5.  Reacquired Shares.  Any shares of Series F Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and, in the Articles of Incorporation, as then amended.

Section 6.  Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Company, the holders of shares of Series F Preferred Stock shall be entitled to receive a payment per share equal to the par value of $0.0001 per share. Holders of Series F Preferred Stock shall have no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Section 7.  Consolidation, Merger, etc.  In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series F Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the par value of $0.0001 per share.

Section 8.  Redemption; Automatic Termination of Rights.

(a)          With respect to any shares of Series F Preferred Stock, at any time and from time to time during the period commencing on the date of issuance of such shares (the “Issuance Date”) and ending on the date that is the fifth anniversary of the Issuance Date, the Company, acting through the independent members of the Board (or a committee thereof comprised solely of independent members) in its sole and absolute discretion and without the consent of the holders of Series F Preferred Stock, may redeem, out of funds legally available therefor, all or any portion of such shares.  The per share redemption price shall be equal to $1 per share of Series F Preferred Stock (the “Redemption Price”).  The Redemption Price shall be paid in cash on the redemption date specified in the Company’s written notice of redemption, which notice shall be delivered to each holder of record of such shares not less than five (5) days prior to the redemption date and shall state the number of shares to be redeemed, the redemption date and the Redemption Price.  From and after the redemption date, such shares shall no longer be deemed outstanding and all rights of the holders thereof as holders of Series F Preferred Stock shall cease, other than the right to receive the Redemption Price, without interest, upon surrender of such shares.

(b)          Notwithstanding anything to the contrary herein, with respect to any shares of Series F Preferred Stock, effective on the date that is the fifth anniversary of the Issuance Date (the “Termination Date”), all rights and powers of such shares designated hereunder, and all obligations of the Company with respect thereto, shall automatically terminate and be of no further force or effect, and such shares shall thereafter be void and of no further effect; provided, that nothing in this Section 8(b) shall impair the rights of any holder of such shares to receive the Redemption Price for any such shares duly called for redemption prior to the Termination Date in accordance with Section 8(a) above and not yet paid, which rights shall survive solely to the extent necessary to effect such payment.

Section 9.  Ranking.  The Series F Preferred Stock shall rank junior to all other series of the Company’s preferred stock, unless the terms of any such series shall provide otherwise (including ranking junior to all other series of the Company’s preferred stock with respect to payments under Section 6).

Section 10.  Transferability.  Notwithstanding anything to the contrary in this Statement of Designation, holders of Series F Preferred Stock shall not Transfer (as defined below) the Series F Preferred Stock to any person or entity.  Any purported Transfer of the Series F Preferred Stock shall be null and void and shall have no force or effect.  “Transfer” shall mean directly or indirectly (a) any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift or other transfer or disposition of any kind, including, but not limited to, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly, of Series F Preferred Stock or (b) any change in the record or beneficial ownership of the Series F Preferred Stock after its Issuance Date, in each case that is not approved in advance by the Board.

Section 11.  Amendment.  The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series F Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series F Preferred Stock, voting separately as a class.

Section 12.  Fractional Shares.  Series F Preferred Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights and to have the benefit of all other rights of holders of Series F Preferred Stock.

RESOLVED FURTHER, that the Board hereby authorizes and directs any officer of this Company to prepare and file a Statement of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Marshall Islands law and to take such actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolution.

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IN WITNESS WHEREOF, the undersigned, being duly authorized thereto, declares, under penalty of perjury, that the foregoing Statement of Designation is the act and deed of the Company and that the facts stated therein are true and correct.

Executed on October 15, 2025.

COSTAMARE INC.

/s/ Gregory G. Zikos
Authorized Person
Name:	Gregory G. Zikos
Title:	Chief Financial Officer